Exhibit 107

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.01 per share	$35,000,000	$3,244.50

(1)                Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o).

(2)                Includes the offering price of shares to cover over-allotments, if any, pursuant to the options granted to the underwriters.